March 25, 2019
VIA EDGAR AND OVERNIGHT COURIER
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-6010
Mail Stop 3030

Attention:	Sergio Chinos
Kate McHale
Kevin Kuhar
Gary Newberry

Re:	Silk Road Medical, Inc.
Registration Statement on Form S-1
Filed March 4, 2019
File No. 333-230045
Ladies and Gentlemen:
On behalf of Silk Road Medical, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by letter dated March 18, 2019, to Erica J. Rogers, Chief Executive Officer of the Company regarding the registration statement on Form S-1, File No. 333-230045 (the “Registration Statement”), submitted by the Company on March 4, 2019.
Simultaneously with the filing of this letter, the Company is concurrently submitting via EDGAR its Amendment No. 1 to Registration Statement on Form S-1 (the “Amended Registration Statement”). This letter sets forth the comments of the Staff in the comment letter (italicized and numbered in accordance with the comment letter) and, following the comment, sets forth the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Registration Statement. References to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

United States Securities and Exchange Commission
March 25, 2019

Except for page references appearing in the headings and Staff comments below (which are references to the Amended Registration Statement submitted on March 4, 2019), all page references herein correspond to the page of the Amended Registration Statement, as applicable.
Common Stock Valuation and Stock-Based Compensation, page 81

1.
We see on page F-29 that the weighted average exercise price of options issued during 2018 is significantly less than the $4.50 exercise price of certain options issued during 2017. Describe to us the material positive and negative events occurring during the period which contributed to the variances in the estimated fair value of your common shares underlying these option issuances. Please also provide us with the underlying common stock share price of the equity instruments issued and progressively bridge to the current estimated IPO price the fair value per share determinations used for each option grant since January 1, 2018. We will delay our assessment of your response pending inclusion of the estimated IPO price in the filing.

RESPONSE TO COMMENT 1:
Please refer to the letter submitted by separate correspondence to the Staff on March 19, 2019 with respect to the Company’s common stock valuation and stock-based compensation. As further described in that letter, certain options were granted in 2017 and 2018 with exercise prices above the fair market value because the Company’s board of directors wanted to provide an incentive to its management team to create additional value in the Company and its common stock as a result. This practice is familiar to private equity firm Warburg Pincus & Co. and was implemented to align management incentives with creating shareholder value. Other contemporaneous option grants had exercise prices equal to the fair market value of our common stock as determined by the Company’s board of directors. Please refer to the aforementioned letter for the underlying common stock share price of the equity instruments issued and a discussion of progressively bridging the fair value per share determinations used for each option grant since January 1, 2018 to the current estimated IPO price range disclosed in the Amended Registration Statement.
Description of Capital Stock
Exclusive Forum, page 160

2.
We note your response to comment six of our prior letter. Please disclose whether this provision applies to claims under the Exchange Act. Also revise to state that stockholders will not be deemed to have waived the company’s compliance with the federal securities

United States Securities and Exchange Commission
March 25, 2019

laws and the rules and regulations thereunder. Please make conforming changes to the risk factor on page 55.
RESPONSE TO COMMENT 2:
The Company has revised its governing documents consisting of the amended and restated certificate of incorporation and the amended and restated bylaws, to be effective upon completion of the offering, to remove language providing that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. As a result, the Company has revised the disclosure on page 163 of the Amended Registration Statement to reflect these changes and acknowledge that a complaint asserting a cause of action arising under the Securities Act may be brought in state or federal court. In addition, the Company has revised the disclosure on page 163 of the Amended Registration Statement to clarify that only claims brought derivatively under the Exchange Act would be subject to the forum selection clause in its governing documents. The Company has further revised the disclosure on page 163 of the Amended Registration Statement to state that stockholders will not be deemed to have waived the Company’s compliance with the federal securities laws and the rules and regulations thereunder. The Company has made corresponding revisions to the risk factor on page 55 of the Amended Registration Statement.
Note 4. Fair Value Measurements, page F-19

3.	Please revise to disclose the fair value of your common shares at each period end as it is a significant unobservable input underlying the level 3 fair value measurements. Refer to ASC 820-10-50-2bbb.
RESPONSE TO COMMENT 3:
The Company has revised the disclosure on page F-20 of the Amended Registration Statement to disclose the fair value of the Company’s common stock at each period end in accordance with the Staff’s comment.

United States Securities and Exchange Commission
March 25, 2019

Please direct any questions with respect to the Company’s responses the Registration Statement to me at (650) 565-3564.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Philip H. Oettinger

Philip H. Oettinger

cc:	Erica J. Rogers, Chief Executive Officer, Silk Road Medical, Inc.
Lucas Buchanan, Chief Financial Officer, Silk Road Medical, Inc.